Exhibit 21.1

SUBSIDIARIES

Subsidiary Name	State/Date of Incorporation
Williams-Sonoma Stores, Inc.	California, October 11, 1984

Pottery Barn, Inc.	California, August 18, 1986

Hold Everything, Inc.	California, September 30, 1986

Chambers Catalog Company, Inc.	California, February 1, 1995

Pottery Barn Kids, Inc.	California, June 23, 1998

Williams-Sonoma Stores, LLC	Delaware, July 29, 1998

Williams-Sonoma Retail Services, Inc.	California, January 25, 1999

Williams-Sonoma Direct, Inc.	California, August 9, 1999

Williams-Sonoma Canada, Inc.	Ontario, August 29, 2000

Williams-Sonoma Publishing, Inc.	California, October 26, 2000

West Elm, Inc.	California, January 17, 2001

Pottery Barn Teen, Inc.	California, August 16, 2002

Williams-Sonoma Gift Management, Inc.	Virginia, January 22, 2004